
RECEIVED
FEB 2 7 2007
203



07002355

SECU[illegible] SION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Belle Investment Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Post Oak Blvd., Suite 508

(No. and Street)

Houston, Texas 77056

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Iris McWilliams (713) 621-5777

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jim F. Herring, CPA

(Name – *if individual, state last, first, middle name*)

770 Post Oak Lane Ste. 690 Houston, Texas 77056

(Address) (City) (State) (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Iris McWilliams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Belle Investment Co., Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



NOTARY PUBLIC
STATE OF TEXAS
HARRY GONZALES
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 05-15-07

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) As of December 31, 2006, the company had no liabilities subordinated to the claims of Creditors and there were no changes in subordinated liabilities during the reporting period of January 1, 2006, to December 31,2006.

JIM F. HERRING

CERTIFIED PUBLIC ACCOUNTANT
770 S. POST OAK LANE, SUITE 690
HOUSTON, TEXAS 77056
(713) 840-7333 · FAX (713) 840-7117

Report of Independent Auditor

Board of Directors and Stockholders
Blue Belle Investment Co., Inc.

We have audited the accompanying statement of financial condition of Blue Belle Investment Co., Inc. as of December 31, 2006 and 2005, and the related statement of operations, changes in stockholder's equity and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Belle Investment Co., Inc. at December 31, 2006 and 2005, and the results of its operations, changes in stockholder's equity and cash flow for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 9, 2007

BLUE BELLE INVESTMENT CO., INC.
(A Subchapter S Corporation)
Statement of Financial Condition
December 31, 2006 and 2005

ASSETS	2006	2005
Cash in banks	$ 7,216	$ 11,211
Accounts receivable	2,276	2,156
Investments	70,817	80,914
Prepaid expenses and other assets	1,343	1,318
Office equipment, at cost, less accumulated depreciation of $8,875 $7,607, respectively	2,083	1,573
Total assets	$ 83,735	$ 97,172

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Accounts payable	$ 1,603	$ 1,428
Stockholder's equity:		
Common stock, No par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding, at stated value	10,000	10,000
Additional paid in capital	54,994	48,194
Retained earnings (deficit)	17,138	37,550
Total stockholder's equity	82,132	95,744
Total liabilities and stockholder's equity	$ 83,735	$ 97,172

See accompanying notes.

BLUE BELLE INVESTMENT CO., INC.
(A Subchapter S Corporation)
Statement of Operations
Years ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Commissions and fees	$ 26,653	$ 28,101
Net dealer investment gains (losses)	(10,097)	57,454
Other	32	34
Total revenues	16,588	85,589
Expenses:		
Accounting services	16,648	14,363
Office rentals	7,547	7,871
Legal and professional	5,022	2,974
Regulatory fees and assessments	893	883
Telephone	2,281	1,862
Office supplies, postage and other	3,272	1,730
Depreciation	1,269	1,060
Equipment rental and maintenance		-
Taxes	68	40
Operating expenses	37,000	30,783
Income (loss) before provision for income tax	(20,412)	54,806
Provision for federal income tax	-	-
Net income (loss)	**$ (20,412)**	**$ 54,806**

See accompanying notes.

BLUE BELLE INVESTMENT CO., INC.
(A Subchapter S Corporation)
Statement of Cash Flows
Years ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$(20,412)	$54,806
Adjustments to reconcile net income to net cash provided by (applied to) operating activities:		
Depreciation	1,269	1,060
Increase in accounts receivable	(120)	(2,156)
Decrease (increase)in prepaid expenses and other assets	(25)	112
Unrealized loss (gain) on investments	10,097	(57,454)
Increase (decrease) in accounts payable and accruals	175	(433)
Net cash provided (used) by operating activities	(9,016)	(4,065)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of office equipment	1,779	-
Net cash used by investing activities	1,779	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	6,800	2,800
NET INCREASE (DECREASE) IN CASH	(3,995)	(1,265)
Cash at beginning of year	11,211	12,476
Cash at end of year	$ 7,216	$ 11,211

See accompanying notes.

BLUE BELLE INVESTMENT CO., INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

1. Organization and significant accounting policies

Blue Belle Investment Co., Inc. was incorporated under the laws of the State of Texas on May 12, 1986 and commenced operations as a broker/dealer effective with its charter date.

The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) under SEC Rule 15b3-3 k(1), which provides that the Company is limited to the purchase, sale and redemption of redeemable shares of registered investment companies and certain other transactions and the Company must promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to its customers.

The Company derives substantially all of its income from commissions under SEC Rule 12 b-1 from a mutual fund on investments a shareholder has made in that particular mutual fund.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the date of the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Organization costs were fully amortized on December 31, 1993.

The preparation of financial statements in conformity with genrally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Net capital requirements

The Company is subject to the net capital requirements under paragraph (a)(2)(vi) of Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At December 31, 2006, the Company had net capital, as defined, of $57,493, which was $52,493 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .3 to 1. The SEC permits a ratio of no greater than 15 to 1.

3. **Fair value of financial investments**

The estimated fair value of the Company's financial instruments at December 31, 2006 are as follows:

	Carrying Amount	Fair Value
Cash in banks	$ 7,216	$ 7,216
Investments for which it is:		
Practical to estimate fair value	70,817	70,817
Not practical to estimate fair value	-	-

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash in banks - The carrying amount approximates fair value because of the short maturity of those investments.

Investments - Fair value of investments are estimated based upon quoted market prices at the balance sheet date.

4. **Furniture and equipment**

Furniture and equipment are stated at cost. These assets are depreciated over their estimated useful lives using the straight-line method. During the years ended December 31, 2006 and 2005, the Company provided depreciation in the amounts of $973 and $1,060, respectively.

5. **Related party transactions**

During the year ended December 31, 2006, the shareholder contributed capital to the corporation in the amount of $6,800. At December 31, 2006 and 2005 there were no amounts due to or from the stockholder.

6. **Federal income taxes**

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under such provisions, the Company does not pay federal corporate income taxes, but rather the stockholder of the Company is liable for individual income taxes on the taxable income of the Company.

Schedule I

BLUE BELLE INVESTMENT CO., INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act

As of December 31, 2006

Total assets		$ 83,735
Less: Total liabilities (exclusive of subordinated debt)		1,603
Net worth		82,132
Deductions from and/or charges to net worth:		
Total non-allowable assets	$ 5,702	
Other deductions or charges	-	
Total deductions from net worth		5,702
Net capital before haircuts on securities positions		76,430
Haircuts on securities:		
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government and	-	
obligations	-	
Corporate obligations	-	
Stocks and warrants	18,937	
Options	-	
Arbitrage	-	
Other securities	-	
Total haircuts of securities		18,937
Net capital		$ 57,493
Minimum net capital requirement		$ 5,000
Excess net capital		$ 52,493
Aggregate indebtedness		$ 1,603
Ratio of aggregate indebtedness to net capital		.3 to 1
Ratio of subordinated indebtedness to debt/equity total		$ -

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 57,500
Allowable assets erroneously reported as non-allowable	
Deposits	-
Accrued interest receivable	-
Difference due to offsetting various assets accounts against related liabilities	-
Net audit adjustments	
Other items, net	(7)
Net capital per above	$ 57,493

Schedule II

BLUE BELLE INVESTMENT CO., INC.
Supplementary Information
Form X-17a-5
Part III

Part (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3.

The Company is not subject to Reserve Requirements pursuant to Rule 15c3-3 because the Company operates under the exemptive provisions and paragraph K(2)(i) of SEC Rule 15c3-3.

Part (i) Information relating to the Possession or Control Requirements under Rule 15c3-3.

The Company is not subject to the Possession and Control Requirements under Rule 15c3-3. The Company does not possess nor control any customer funds or securities that would require disclosure under said rule. The Company operates under the exemptive provisions of paragraph K(2)(i) of Rule 15c3-3.

Part (j) A reconciliation of the computation of net capital under Rule 15c3-1 and the computation for determination of Reserve Requirements under Exhibit A of Rule 15c3-3.

There were no material differences between the computation of net capital pursuant to Rule 15c3-1 and the corresponding net capital amount prepared by Blue Belle Investment Co., Inc. and included in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2006.

The computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements under Rule 15c3-3 have been omitted because the firm is exempt under paragraph K(2)(i) of SEC Rule 15c3-3.

Part (k) Reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

There were no material differences between the audited and unaudited financial statements at year end. The Company does not consolidate its accounts.

JIM F. HERRING

CERTIFIED PUBLIC ACCOUNTANT
770 S. POST OAK LANE, SUITE 690
HOUSTON, TEXAS 77056
(713) 840-7333 · FAX (713) 840-7117

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

February 9, 2007

Board of Directors
Blue Belle Investment Co., Inc.
Houston, Texas

I have examined the financial statements of Blue Belle Investment Co., Inc. for the year ended December 31, 2006, and have issued my report thereon dated February , 2007. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including test of compliance with such practice and procedures) followed by Blue Bell Investment Co., Inc. that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3, I determined that the company was in compliance with the conditions of the exemption and that no facts came to my attention that such conditions had not been complied with during the period.

I also made a study for the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Blue Belle Investment Co., Inc. taken as a whole, however, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and various state regulatory agencies governing broker/dealer registration activities, and should not be used for any other purpose.



Jim Herring, CPA.

Houston, Texas
February 9, 2007

END